UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K (transition report)


For Period Ended:   June 30, 2000

[X] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


                        PART I - REGISTRANT INFORMATION



Pacific Sands, Inc.
-----------------------------
Full Name of Registrant


601 W. Shaw Ave., #D
-----------------------------
Address (Street and Number)

Clovis, CA 93612
-----------------------------
City, State & Zip




                       PART II - RULES 12B-25 (b) AND (c)

Relief is sought pursuant to Rule 12b-25(b)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject transition report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) is not applicable.



                              Part III - NARRATIVE

The registrant continues to gather the information necessary to file its transition report on Form 10-K.



                          Part IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


                           Stanley Paulus 559-325-7023


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? [X] Yes
(3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] No

                               Pacific Sands, Inc.
                              --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: September 28, 2000                    By :   /s/ Stanley Paulus
                                                   ------------------
                                                Stanley Paulus, President